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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                            ------------------------

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER

    PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

                   FILING NO. 1 FOR THE MONTH OF AUGUST, 2001

                             VISIBLE GENETICS INC.
                           (Exact name of Registrant)

             700 BAY STREET, SUITE 1000, TORONTO ON, CANADA M5G 1Z6
                    (Address of principal executive offices)

    Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                        Form 20-F X            Form 40-F __

    Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes __            No X

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                             VISIBLE GENETICS INC.

    On August 9, 2001, we reported our financial results for the second quarter of 2001. We reported sales of $3.9 million for the second quarter ended
June 30, 2001, compared to $3.4 million for the same period in 2000. The net loss attributable to common shareholders for the quarter was $10.2 million or $0.62 per share, compared to a net loss attributable to common shareholders of $8.6 million or $0.59 per share for the same period in 2000. Sales for the first six months of 2001 were $7.5 million with a net loss attributable to common shareholders of $19.6 million or $1.20 per share, compared to sales of $7.1 million and a net loss attributable to common shareholders of $15.3 million or $1.13 per share, for the corresponding period in 2000.

    Sales of genotyping kits and consumables in the first half of 2001 increased 52% from such sales in the first six months of 2000. Total expenses for the second quarter of 2001 increased to $11.3 million, up from $10.5 million, exclusive of Exit and Termination Costs, for the first quarter of 2001. The increased costs in the quarter were due primarily to expenses related to the startup of the Atlanta kit manufacturing facility, consolidation costs, and an increase in sales and marketing expenses as we prepare for the US launch of the TRUGENE-TM- HIV-1 Genotyping Test and OpenGene-TM- system. (All amounts are in US dollars.)

    This Form 6-K may contain forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to risks, uncertainties and other factors which may cause our results to differ materially from expectations. These include risks relating to the ability to obtain regulatory approval, market acceptance of genotyping and our products, delays in product development, delays in making the new Atlanta manufacturing facility operational, and other risks detailed from time to time in our SEC filings, including our most recent Annual Report on Form 20-F. These forward-looking statements speak only as of the date hereof. We disclaim any intent or obligation to update these forward-looking statements.

    We hereby incorporate by reference this Form 6-K into our Registration Statements on Form F-3, and into the prospectuses contained therein, (File Nos. 333-67607, 333-68939, 333-91155, 333-94649 and 333-40616) and our outstanding
Registration Statements on Form S-8 and into the reoffer prospectuses contained therein.

Exhibit 1.    Second Quarter Financial Results
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                                   SIGNATURES

    Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          VISIBLE GENETICS INC.

                                          By:  /s/ THOMAS CLARKE
                                               ------------------------------
                                               Name: Thomas Clarke
                                               Title: Chief Financial Officer

Date: August 9, 2001